CETERA ADVISOR NETWORKS LLC
(SEC I.D. No. 8-29577)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-29577

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/19_____AND ENDING_____12/31/19_____
               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 Cetera Advisor Networks LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
200 North Sepulveda Boulevard, Suite 1300
            (No. and Street)

 El Segundo   CA   90245-5672
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Paul Shelson   (320) 229-3191
                           (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
 Deloitte & Touche LLP

         (Name - if individual, state last, first, middle name)

 555 W 5th Street, #2700   Los Angeles   CA   90013
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).
SEC 1410 (06-02

OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to Cetera Advisor Networks LLC (the "Company") as of December 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



RONNIE D RUBINK
Notary Public
State of Minnesota
My Commission Expires
January 31, 2025

_____ 03.02.20
Signature   Date

Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

(x)		Report of Registered Public Accounting Firm
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Income
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Member's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements).
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements).
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Report describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Advisors Networks LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cetera Advisors Networks LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

March 2, 2020

We have served as the Company's auditor since 2016.

CETERA ADVISOR NETWORKS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$ 35,266,830
Fees and commissions receivable	44,134,708
Receivable from clearing broker	2,568,751
Other receivables	7,582,962
Prepaid expenses	634,257
Intangible assets, net of accumulated amortization of $2,926,519	40,703,843
Goodwill	22,000,271
Other assets, net of allowance of $304,327	8,333,372
Total assets	**$161,224,994**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Fees and commissions payable	$ 37,874,951
Accrued expenses and accounts payable	2,068,515
Accrued compensation	4,445,368
Deferred revenue	831,303
Regulatory and legal reserves	3,524,428
Contingent liability	2,695,732
Other liabilities	2,676,666
Total liabilities	54,116,963

COMMITMENTS AND CONTINGENCIES (NOTE 10)

MEMBER'S EQUITY	107,108,031
Total liabilities and member's equity	**$161,224,994**

The accompanying notes are an integral part of this Statement of Financial Condition.

CETERA ADVISOR NETWORKS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Advisor Networks LLC (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage, investment advisory and planning, and insurance services to individuals nationally through independent financial advisors.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is wholly owned subsidiary of GC Two Holdings, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

On September 30, 2019, the Company acquired certain assets and liabilities from Summit Brokerage Services Inc. ("Summit"). This transaction has been determined to be a combination of entities under common control that resulted in a change in the reporting entity. Accordingly, the financial results of the Company have been adjusted to include the impacts of the transaction in the current period as if the certain assets and liabilities acquired had been consolidated at the beginning of the period presented.

The following tables summarize the impact of the transaction to the Company's Statement of Financial Condition as of December 31, 2018:

	As of December 31, 2018		
	As Previously Reported:	Retrospective Adjustments	As Retrospectively Adjusted
Cash and cash equivalents	$ 30,756,535	$ -	$ 30,756,535
Fees and commissions receivable	40,380,590	4,064,325	44,444,915
Receivable from clearing broker	548,866	114,372	663,238
Other receivables	8,644,871	173,102	8,817,973
Prepaid expenses	544,121	21,846	565,967
Intangible assets, net of accumulated amortization	-	35,877,396	35,877,396
Goodwill	-	22,000,271	22,000,271
Other assets, net of allowance	3,836,040	2,029,402	5,865,442
Total Assets	$ 84,711,023	$ 64,280,714	$ 148,991,737
Fees and commissions payable	$ 35,868,145	$ 6,438,171	$ 42,306,316
Accrued expenses and accounts payable	1,972,291	-	1,972,291
Accrued compensation	1,688,805	-	1,688,805
Deferred revenue	724,752	8,120	732,872
Regulatory and legal reserves	2,456,983	-	2,456,983
Other liabilities	4,614,095	37,577	4,651,672
Total liabilities	47,325,071	6,483,868	53,808,939
Member's equity	$ 37,385,952	$ 57,796,846	$ 95,182,798
Total liabilities and member's equity	$ 84,711,023	$ 64,280,714	$ 148,991,737

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of this financial statement. Accordingly, actual results could differ from those estimates, and these differences could be material.

Reportable Segment

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision makers.

Cash and Cash Equivalents

Cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

Fees and Commissions Receivable and Payable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Fees and commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts and accrued reimbursements and allowances from product sponsors. In addition, receivable from affiliate for related party transactions.

Securities Owned

Securities owned, and securities sold, not yet purchased are recorded on a trade date basis, and are stated at fair value. As of December 31, 2019, securities owned of $247,397 included in other assets. See Note 4 for more information.

Goodwill and Other Intangible Assets

Goodwill assets, are not amortized however, intangible assets that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 - 20 years. See Note 6 – "Goodwill and Other Intangible Assets", for additional information regarding the Company's goodwill and other intangible assets

Goodwill is tested annually on October 1st and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not less than its carrying amount, a quantitative impairment test will be performed. If goodwill assets are quantitatively assessed for impairment, a two-step approach is applied. For goodwill, the Company first compares the estimated fair value of the reporting unit in which the asset resides to its carrying value. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of the asset to its carrying value. No impairment of goodwill or other indefinite-lived intangible assets was recognized during the year ended December 31, 2019.

Long-lived assets, such as intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. There was no impairment of definite-lived intangible assets recognized during the year ended December 31, 2019.

Other Assets

Other assets include financial advisor notes receivable and advances. The Company has loans outstanding to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. The Company amortizes the principal balance of the forgivable notes along with accrued interest as commission expense ratably over the contractual term of the notes. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due. If an advisor terminates their arrangement with the Company prior to the forgivable loan term date or repayment of another loan, an allowance for uncollectible amounts is recorded using an analysis that takes into account the advisors' registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluation against actual trends experienced.

Other assets primarily include unamortized deferred charges including recruiting and transition allowances provided to the Company's advisors. The recruiting allowances are amortized over the estimated advisor's useful life of approximately 20 years while transition allowances are typically amortized over the estimated customer useful life of 6 years. As of December 31, 2019, the Company had unamortized recruiting and transition allowances of $6,453,778.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which supersedes the guidance in Accounting Standards Codification ("ASC") 840, "Leases." ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use ("ROU") asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Topic 842 was subsequently amended by ASU 2018-01, "Land Easement Practical Expedient for Transition to Topic 842"; ASU 2018-10, "Codification Improvements to Topic 842", Leases; ASU 2018-11, "Targeted Improvements", ASU 2018-20, "Narrow Scope Improvements for Lessors and 2019-01", Codification Improvements. Under Topic 842, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the Statement of Income. The Company adopted the provisions of this guidance on January 1, 2019 using the modified retrospective approach. The Company recorded an ROU asset of $138,212 and a lease liability of $138,212 for operating leases on the date of adoption. The ROU asset and lease liability balances for operating leases were $464,346 and $463,062, respectively, as of December 31, 2019. The increase in lease balances since initial adoption was due to the subsequent extension of one of the Company's operating leases. ROU assets are reported in Other Assets in the Company's Statement of Financial Condition. Lease liabilities are reported in Other liabilities in the Company's Statement of Financial Condition. The future minimum rent payments remaining under the leases total $534,100 at December 31, 2019.

In December 2019, the FASB issued ASU 2019-12, "Simplifying Accounting for Income Taxes", which modifies ASC 740, Income Taxes, as part of its simplification initiative. ASU 2019-12 eliminates certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The Company early adopted ASU 2019-12 for the year ended December 31, 2019 and, therefore has not included income tax expense or deferred tax assets and liabilities within the financial statements as it is a single member LLC that is disregarded by the taxing authority and not subject to income tax on a stand-alone basis.

In June 2016, the FASB" issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Entities will use forward-looking information to better form their credit loss estimates. The ASU also requires enhanced disclosures to help financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The Company adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on the Company's Statement of Financial Condition.

In January 2017, the FASB issued ASU 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment." ASU 2017-04 eliminates Step 2 from the goodwill impairment test. Instead, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying value. ASU 2017-04 modifies the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value, to the condition that exists when the carrying amount of the reporting unit exceeds its fair value. ASU 2017-04 becomes effective for the Company for its annual and any interim goodwill impairment tests beginning with its 2020 annual financial statements. The Company adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on the Company's Statement of Financial Condition.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 removes or modifies certain current disclosures and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value,

uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. ASU 2018-13 becomes effective beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on the Company's Statement of Financial Condition.

NOTE 3 – ACQUISITION

On February 1, 2019, the Company and North Ridge Securities Corp. ("North Ridge") entered into a transaction agreement under which North Ridge's independent financial advisors would transition to the Company. This was a purchase of intangible assets and not the business.

The closing date of the agreement and effective date of the transaction was on February 1, 2019. At the closing date, the Company paid $4,000,000 to North Ridge and $789,276 capitalized costs to acquire $7,227,551 in definite lived intangible assets and contingent liability of $2,438,275.

NOTE 4 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2019, there were no transfers between Levels 1, 2 and 3.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2019 is as follows:

	Level 1	Total
Assets:		
Cash equivalents - money market funds	$ 18,594,062	$ 18,594,062
Securities owned - recorded in Other Assets:		
Equity securities	23,304	23,304
Mutual funds	224,093	224,093
Total securities owned	247,397	247,397
Total	$ 18,841,459	$ 18,841,459

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly Equity traded securities and mutual funds with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are classified within Level 1.

NOTE 5 – ADVISOR NOTES RECEIVABLE AND ADVANCES

The Company's advisor notes receivable for the year ended December 31, 2019 included in other assets are as follows:

	Forgivable loans	Payback loans	Total
Beginning balance, net of allowance	$ 180,375	$ 7,500	$ 187,875
Originated	-	700,507	700,507
Interest accruals	-	(3,992)	(3,992)
Collections	(6,185)	(704,015)	(710,200)
Forgiveness/amortization	(101,665)	-	(101,665)
Change in allowance	5,449	-	5,449
Ending balance, net of allowance	$ 77,974	$ -	$ 77,974

The following table presents the Company's allowance for doubtful notes receivable due from financial advisors for the year ended December 31, 2019:

	Forgivable loans	Payback loans	Total
Beginning balance	$ 115,079	$ -	$ 115,079
Provision for bad debt	(5,449)	-	(5,449)
Charge off - net of recoveries	(107,103)	-	(107,103)
Total change	(112,552)	-	(112,552)
Ending balance	$ 2,527	$ -	$ 2,527

The Company periodically extends credit to financial advisors in the form of commission advances based on the advisors' ability to generate future commissions. Management maintains an allowance for uncollectible amounts using an aging analysis. The aging thresholds and specific percentages used represent management's best estimates of probable losses incurred as of the reporting period. Included in other assets, outstanding advances due from advisors was $761,650, net of allowance $301,800 at December 31,2019.

The following table presents the Company's allowance for doubtful commission advances due from financial advisors for the year ended December 31, 2019:

Beginning balance	$ 113,400
Provision for bad debt	200,843
Charge off - net of recoveries	(12,443)
Total change	188,400
Ending balance	$ 301,800

NOTE 6 – GOODWILL AND OTHER INTANGIBLE ASSETS

A summary of the activity in goodwill is presented below:

Balance at December 31, 2018	$ 22,000,271
Goodwill Acquired	-
Balance at December 31, 2019	$ 22,000,271

The following tables present the components of intangible assets with definite lives subject to amortization at December 31, 2019:

As of December 31, 2019	Gross Carrying Amount	Accumulated amortization	Net Carrying Amount	Weighted Average Remaining Useful Life (years)
Financial advisor relationship	$ 41,923,144	$ (2,502,793)	$ 39,420,351	19
Trade names	1,295,688	(161,961)	1,133,727	9
Non-compete agreements	411,530	(261,765)	149,765	4
Total	$ 43,630,362	$ (2,926,519)	$ 40,703,843	

The Company amortizes intangible assets with definite lives on a straight-line basis over their useful lives. None of the intangible assets with definite lives is anticipated to have a residual value.

The following table presents the estimated future amortization expense related to intangible assets as of December 31, 2019:

For the year ending:	
2020	$ 2,262,403
2021	2,262,403
2022	2,262,403
2023	2,262,403
2024	2,228,782
Thereafter	29,425,449
Total	$ 40,703,843

NOTE 7 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plan in 2019 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 8 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel, and producing advisors. During the year ended December 31, 2019, Cetera Financial charged the Company expenses, which included expense allocations. Such expenses primarily include overhead services related to operations and risk management, finance and administration, IT, and strategic integration. Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Cetera Financial.

Cetera Financial is also the maker on certain notes issued to the Company's advisors. Those notes typically require the payback of principal and interest to Cetera Financial over periods of three to four years. The issuance of these notes by Cetera Financial is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the attainment of certain production targets.

Cetera Investment Services LLC, an affiliate, provides custodial services for certain customer retirement accounts of the Company. As of December 31, 2019, there were no material outstanding payables to Cetera Investment Services LLC.

Related party receivable of $144,299, net of $80,488 payable recorded in Other assets on the Statement of Financial Conditional. Related party receivable of $224,787 is primarily related to $167,889 due from Cetera Financial and $56,898 from other affiliates. Related party payable of $80,488 is attributable to other affiliates.

NOTE 9 - OFF BALANCE SHEET RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Legal and regulatory proceedings related to business operations — The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding when it believes it is probable a loss has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission ("SEC"), and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

The Company is being investigated by the SEC regarding whether the Company breached its fiduciary duties or other obligations by receiving SEC Rule 12b-1 fees from mutual funds and other fees in investment advisory accounts, including but not limited to revenue sharing payments and "markups" on expenses from its clearing firm. The Company has recognized a liability as it believes it is probable a liability has occurred and disgorgement costs related to remediating the claims asserted have been estimated to be $2.5 million, inclusive of any applicable interest or civil penalties.

Defense costs related to legal and regulatory proceedings are expensed as incurred. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

Clearing broker — Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2019, the Company complied with all such requirements.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2019, the Company had net capital of $14,867,879 which was $14,617,879 in excess of required net capital of $250,000.

NOTE 12 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(i) for customer transactions processed directly with the issuer and k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker. The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 13 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date this Statement of Financial Condition was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the Statement of Financial Condition.

* * * * * *